Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: May 22, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (the “Company”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted an interview with Bitcoin Fundamentals Podcast and the partial transcript is below.

Partial Transcript of Jack Mallers Interview with Bitcoin Fundamentals Podcast, Preston Pyshed by Preston Pysh, Found on YouTube, published May 21, 2025.

Preston Pysh: Hey, everyone, welcome to the show. I’m here with the one, the only, Jack Mallers. Welcome back, Jack Ballers, as they say on CNBC.

Jack Mallers: What’s going on, brother? Thanks for having me, man. How you been?

Preston Pysh: Doing good. Long time no see. Uh, you’re up to some stuff, right? Just a couple things. Just a couple things. Um, I was preparing for this, and there’s so much going on in your life right now, I don’t even truly know where to start. I’m more curious, where do you want to start? Because we’re going to get to all of it. It’s just a matter of the order that you would like to kind of chip away at it.

Jack Mallers: You know, it’s funny, I, uh, I’ve been listening to your show. I, I tell you this every time I see you, but just for all the new listeners and the new bitcoiners, I’ve been listening to Preston’s show for years. It was your birthday in Costa Rica. And part of your birthday toast I had to say you’ve been a material part of my macro and my career, just my understanding of the global financial system. So I actually have really enjoyed all of your shows and tracking the macro stuff. So yes, I am the CEO of two companies, distinct companies today, but even we’re living in the most fascinating macro time maybe ever. Um, I mean, the fourth turning, uh, the collapse of what seems to be a currency and monetary regime post-World War II. So, I don’t know. We got Strike lending. Uh, we got Twenty One and we got macro. Uh, do you have a preference? I don’t care.

Preston Pysh: I think you got to start with the, and I know people are gonna roll their eyes when I say this, I think you got to start with the macro, just real, real generically, so that people can kind of understand the much bigger picture of what it is you’re doing. I think most people are familiar with you and Strike, but I think the Twenty One news is really big, and I think a lot of people are looking at it and just kind of scratching their head and they’re saying, I just don’t understand how this is possible. And I think they’re going to say that because unless you understand how capital markets have been bid for 40 years, uh, ish, uh, and how everything has this huge premium in fiat terms, you’re never going to understand the whole thesis behind Twenty One and what Saylor is doing and other people. And it seems like we’re at this critical moment in time where the world is starting to figure this out. I think Wall Street is looking at what’s been put on display and they’re scratching their head and they’re saying, hold on, like I’m missing something. How is this possible with this guy that’s like his revenue hasn’t grown in five years, but yet he’s outperforming Nvidia. How is that even possible? Right.

Jack Mallers: Yeah.

Preston Pysh: So let’s start there. Give us your take on that thing and why this is even possible.

Jack Mallers: Well, I think and again you let me know if this isn’t the direction you want to go, but my macro lens in my personal mental model is that we’re living through the unwind of the monetary order of the world wars, post-World War II. I think, for the audience to understand, after World War II, the world was decimated. Everyone outside of America, to be quite frank. America had the most gold, the strongest manufacturing base, the strongest economy. Everyone else was in ruins. Japan, Germany, China, Russia, and a lot of the monetary alignment and agreements after the world wars was the US was to help everyone get back on their feet by exporting their strength. So take their strong manufacturing base, take the fact that they had so much gold, the most gold in the world, take their strong economy and somehow export that to other countries to get back up on their feet. And what that actually looked like was taking on the role of what we now call the world reserve currency. And so we can export our strength through the dollar. And so the job that we took on was we will export this US dollar instrument, which at the time was backed by gold, in exchange an import real goods and services from other countries. So other countries got to produce stuff. So Russia has become the biggest and greatest natural resource producer in the world. China the greatest manufacturer of goods and services in the world. Germany makes really good cars, right? Japan saw some of the highest growth ever out of any domestic country. And so they’re producing all this stuff. They had someone to sell it to and get it back on their feet, which was the United States consumer. And the US was able to export their strength through the US dollar. Now, unfortunately, when you divorce from the gold standard, when you print money as a reaction to the 2008 great financial crisis, you end up in a situation where you’re just quite literally printing pieces of paper in return for energy, for oil, for food, for precious and natural metals, for iPhones and cars. That’s not a very sustainable relationship. And the actual trade, the numerical trade precedent is that the US is structurally designed to run in what Trump calls a deficit. So we you know, if you were to use business like terms, we run unprofitably, we run in a deficit, we are just printing pieces of paper and shipping them all over the world because the world needs this world reserve currency and we’re importing the real stuff that you and I need to live our life. We need a two-car garage with a bunch of energy to consume, and we need food, and we need materials to build these big houses that, you know, our girlfriends and our wives want us to live in. Right? And we need all this stuff to live the American dream. Okay. Now, countries like China, they’ve grown structurally in a massive trade surplus. So in business terms, you would say they’re running extremely profitably. They’re now running in a trade surplus of over $1 trillion a year annually. When someone like China is running a trade surplus, they actually don’t take their profits and invest it locally in the country for a variety of reasons, but the most obvious is because it would strengthen the local currency and weaken their export business to have strong exports. You actually want a weak currency because a weak currency gives you cheap labor. And so if you strengthen the currency too much, the labor becomes expensive and it gets hard to be competitive in exports. So China is making all of this trillion dollars through trade. And they have to put it somewhere. They have to invest it and store that time and energy, that effort, that labor, that trade. And so what traditionally backed the dollar was gold. And maybe trade partners would run a surplus with the United States, buy gold. And we were on what was known as the gold standard. But then we divorced from the gold standard and the dollars weren’t backed by gold. And then you can make the argument that the dollar was backed by the US Treasury and these dollar denominated fixed income instruments. But then folks like China, they stopped buying those in 2014. After 2008, and the reaction that the Federal Reserve and the central bank wasn’t going to hold the best interest of its global trade partners and those that were within the dollar system, and they prioritized Wall Street and their voters, and they acted as politicians. Then China pivoted to maybe the Nasdaq and the Mag Seven, and you saw this perpetual bid that no matter what, stocks only go up and you started to see foreign flows into US real estate. And what I would say is what was initially a reaction to the world wars. It wasn’t supposed to last this long. None of this is a sustainable system. Printing pieces of paper in exchange for real stuff doesn’t make any logical sense. Running a country in a persistent deficit that’s compounding on itself. So you’re unprofitable after unprofitable after unprofitable compounding losses with a massive negative balance sheet. And then other countries like China, the reverse. None of that is ever sustainable. And so the world we’re living in today is the United States has hollowed out its middle class, and its manufacturing base is entirely gone. And now it’s in China. It’s in Russia, it’s in Germany, it’s in Japan. And what we’re left with is a massive wealth gap, actually the biggest in our country’s history. Where if you own financial assets and you’re on Wall Street, you’re getting ungodly rich just by owning the right things, because all the trade flows from China, from Japan, from Germany are being reinvested into the stuff that you own, like the Nasdaq, like the premier awesome penthouse real estate in Manhattan.

Preston Pysh: Because there’s nowhere else to go with the capital.

Jack Mallers: There’s nowhere else to go. And if you are in the middle of America, if you’re in the Rust Belt, if you are in the lower class, you’re getting unbelievably poor at a rapid rate, because the assets around you that you’re trying to acquire, like a car, like a house, like an education, they’re getting more and more expensive. And so, when you hear the current administration and Donald Trump say things like, we need to fix our deficit, we need to restore the middle class, I want to work for Main Street, not Wall Street. This is not a political podcast, and I don’t actually care if you think he’s working on it or he’s not, or if he’s going to do it or if he isn’t. That’s the problem. The problem is an unsustainable monetary order that was set up after devastating world wars is unraveling. And where we see Bitcoin at Twenty One, and myself personally, is a inelastic, neutral reserve asset that is the best performer to store, you know, time and energy, global trade surpluses, a place where you can self-sovereignly hold custody divide exchange transport, uh, at any size and scale. I think the fixed income market in the United States. So my expectation what we’ve seen and my expectation going forward is that real rates have to be negative in the United States. And so my conversations on Wall Street, Preston, I don’t want to lose your audience are a lot of, you know, the 60-40 portfolio is no longer.

Preston Pysh: Amen to that. Yeah.

Jack Mallers: Yeah. Some of the conversations we’ve been having at Twenty One are folks that are interested in the 55-5-40 portfolio, or the 6035 five portfolio and measuring Bitcoin Sharpe ratio. And at what allocation can you turn negative real rates into real returns? Because you have this asset that seems to be the best expression of currency debasement. That seems to be the way to monetize chaos, to monetize a monetary transition, to monetize and take the other side of currency debasement. And so we have a fixed income where we’re selling, you know, we have this, uh, convertible bond product. And then on the equity side, obviously, you know, our goal is to have our equity listed under the ticker XXI on a stock exchange if the merger is to be approved. And our goal there is to offer a public equity that we feel is valued, um, more honestly and that we can monetize any premium or dislocation in the Nasdaq or in the public equities market through this, you know, real returns instrument that we consider Bitcoin. So, I don’t know if that was long-winded and where you wanted to go but that’s very high level. I think we’re living through a great turning and change of monetary era, and this goes back 100 years.

Preston Pysh: Well, what I think is really important with everything that you described is so there’s this, uh, advantage that the US gets by getting first bite at the apple of printing all this money. It flows into the US first. We’re able to spend it the way we want. We get all these things that, we’re over consuming. Right, but the liability or the thing that is the consequence of that is you are basically exporting all your jobs to all these other places. Call it China or wherever else. And you run this massive trade deficit that builds and builds over time. And what that has done is built this, um, and this might sound strange, but there’s a reason I’m describing it this way. Think of like a water bladder that you go camping and you hang it from a tree, right? And like all of these activities for decades upon decades has grown this thing to just a massive, massive size. Like the bladder is ready to explode because they’ve stuffed so much into it. And you’re hanging it on a tree because you want to harness gravity to pull it out of the bladder. What I think MicroStrategy, Twenty One, which it’s about to, you know, go do all, Metaplanet, all these other companies that are publicly traded businesses, have figured out is that this bladder’s ready to explode and if you just tap, you know, a little, uh, straw into this thing, the gravity alone is just going to pull that liquidity out of this over capped public market, uh, global public market. And whether you’re talking fixed income, preferred stock, common stock, all of it has been bid to such a level that is just of epic proportions in fiat terms. But if you can tap into it because you’re a public company and you can allow that liquidity to just flow straight onto your balance sheet and you transmute it into Bitcoin, what’s going to happen for these businesses that are figuring this out and performing this activity is that it’s just creating a ridiculous amount of value to the shareholders, the common shareholders, and the preferred shareholders and the convertible debt holders. Yeah, they’re benefiting massively. I want to throw out and I’m sorry I’m talking so much but I think this is so important to, just illustrate the point. Okay. When we look at MicroStrategy as an example, Michael, over the last, uh, five years is when he started doing this Bitcoin strategy. He’s made his company his profit, his take-home, is 400 million, approximately somewhere in that ballpark. And this is non-GAAP accounting. I’m just looking at it from this is the operations of his business. He makes 400 million. And so you would think that after, you know, five years, he would have $400 million worth of Bitcoin on his balance sheet or whatever that 400 million has appreciated to. But that’s not how much he has on his balance sheet. He actually has 58 billion on his balance sheet in Bitcoin, okay. Which is 146 times. Let me say the number one more time, 146 times more than the 400 million he made. And so when somebody is looking at that, they’re saying, well, how is that even possible? Well, it’s possible because of this, uh, over capped public market globally that we’re talking about, like, he’s sticking the soda straw in there and the water is just pouring onto his balance sheet and it’s being transmuted. And one other thing that I think is a really important highlight with all of this is it’s not like he did it in a way that his company is less healthy. The debt to equity on the company is better today than it was back in 2020, because your typical person would hear those numbers and be like, oh, he’s levered to eons in market cap size and that’s how he. And he did, he did these things. But what people don’t realize is the company is healthier than it was, at least in the debt to equity ratio terms. So I’m going to shut up. But this is where this is where I want you to take it over with. Why you’re doing Twenty One.

Jack Mallers: Well, I couldn’t agree more. And there’s so many takeaways from what you just said. You know, Twenty One exists because we wanted to give the capital markets a new type of entity to participate in the Bitcoin story. So our core KPIs we have two is Bitcoin per share and Bitcoin return rate. And that’s our way to encourage those both in the capital markets and then around the world to judge us in Bitcoin terms. We actually, we have a tagline. We don’t care to beat the old system. We’re here to build a new one, and we encourage the world to measure us in Bitcoin terms. And we intend, we’re already, as we go to market here, the third largest corporate treasury in the world. Um, and we intend to rapidly grow that both with existing backers, access to the capital markets and more. But then also we’re a technology company, we’re Bitcoin financial services firm. I think the fact that the business was founded by myself and Paolo and Tether, I mean, these are technologists, at the end of the day that have been able to identify and grow high margin, high growth, cash flow generating opportunities in this sector and in this space. And we think that there’s a lot of opportunity, given access to the capital markets and access to this really unique asset on our balance sheet that is Bitcoin to be able to bring products to the financial services world. And so we said as much in our filing. We’re not shy about that. And we think that’s a really unique opportunity. We think we are blue chip credibility with startup upside. You know that’s what SoftBank actually was our first outside investor. People, I don’t know if people know this. They weren’t part of the founding group. Uh, you know Masa got word of what we were doing and said he needed in. And it was because, that’s where I built that tagline was, Masa saw it as blue chip credible founders with startup upside and access to capital markets. The ability to grow Bitcoin per share, and the ability to develop Bitcoin financial services within the capital markets sphere and access to this much capital. So that’s the idea. And, Preston, you’re absolutely right. And that, you know, we at Twenty One, we see Bitcoin as the best money in human history. And for us, money is the market good that you don’t consume, right? I acquire a cheeseburger because I’m hungry and I need to eat it. I acquire a house because I don’t want to be homeless and I need to live in it. I acquire a plane because I don’t want to walk to New York. I want to fly. I acquire money not to actually eat it or fly in it or live in it. I acquire money because I’m looking to take time, energy, work, effort, labor, value I’ve created for others and I need to store it and then later exchange it for other things. So it’s actually the one market good that you don’t eat, you don’t drive in it, you don’t fly in it, you save it and then you later exchange it. That’s how we view Bitcoin. We think Bitcoin competes with all the other things that people use to save and exchange wealth, whether that’s a Hamptons house, a stock portfolio, a US Treasury. And we think it’s the best at being able to do that. And we think things like, you know, traditional equities like, Preston, the Trump administration came out in February with an America First policy. And they basically told China, take your money and go home, get out of here, which was effectively take your money out of the Mag Seven. Take your money out of the Nasdaq. Take your money out of the US real estate market. Um, we need these assets to be affordable for Americans. Kick rocks. Go invest in something else. And so you know, why? Uh, why the Nasdaq? Why? Why a tech company would trade 50 times earnings if they’re not getting a persistent bid from the country that’s running $1 trillion annual trade surplus, you know, is beyond us. And we think that there’s a massive capital reallocation and capital flows are being reordered right now. Um, we think Bitcoin, um, is the best way to store and persist and save the effort and labor and value you’re providing to the world to later exchange that. And, uh, and we want to bring a really unique vehicle to, to be a part of that story in the capital markets.

Preston Pysh: I want to talk about this Bitcoin per share and Bitcoin return rate, the BRR. Um, it seems like this is just earnings per share, but, uh, Bitcoin per share, and return on invested capital ROI. Uh, you know, your rate at which you’re able to grow it is the other. Um, it’s like, I get it. It makes total sense. Uh, but for people on the outside that maybe aren’t, you know, into the accounting or the investment terminology, help them understand why these two things are important for the shareholders to know up front and to understand that that’s what you’re optimizing for.

Jack Mallers: Yeah. So I think first, before we get into the details, uh, just humanizing all this stuff. So when I decided Tether and I decided, you know, we really thought something like this vehicle should exist, and who better to do it than us? That took us a second to get there. Um, we were just bitcoiners cheering Saylor on, and eventually it was like, you know what? Um, we should be the change we want to see. And so then I got to work. Came up with the name Twenty One, ticker XXI was available. I thought it was awesome. And I wanted to design some KPIs that really let the market know who we were, like, who, what our personality was as a company. And I’d heard a lot about how Wall Street had arrived at Bitcoin. You know, we’ve heard this how many times Preston Blackrock is here. Larry Fink is Bitcoin’s chief marketing officer. And that guy took all of our jobs of educating the world on Bitcoin because he’s got the bigger suit and the bigger balance sheet, blah, blah, blah. And really, the approach that I’ve taken at Twenty One is to me, this is Bitcoin has arrived on Wall Street. Now maybe it is. Wall Street is arrived on Bitcoin. But now I have shown up on Wall Street in my hoodies. And so I took the classic Wall Street metric, which was EPS. And I took the ‘E’ out and I slapped a big old ‘B’ there. So EPS was traditionally earnings per share. So how many how much fiat earnings are you getting per shares of shareholders. So if I buy one share of Google, how much fiat pieces of paper is Google earning me by being a shareholder.

Preston Pysh: You need to start. You need to start calling it FPS when you go on CNBC, fiat per share.

Jack Mallers: Yeah, there you go. So it’s the fiat per share, which is obviously a highly manipulated metric. If the currency unit, the dollar that’s measured in is constantly being debased. Google can grow the fiat per share, but in real terms I’m still losing because it’s being inflated. And so my goal with these metrics not only was to make sure that shareholders understood that we were providing them the most pristine level of growth and performance, which was Bitcoin, but was also to make a mockery of the fiat system. So I took their EPS and I put BPS because what we want our shareholders to know is that if you buy a share Twenty One, you invest in the company. It is not an ETF, it is not static exposure, you’re investing in an operating company, you’re investing in performance from leadership guys, like me. And my job is to go out, let’s say, in a hypothetical sense, Preston, it was 0.05 Bitcoin per Twenty One share. And so you buy a share. There’s 0.05 BTC on our balance sheet, representative of fully diluted share in the business. We go out, we do deals, we do partnerships, we launch our products, we grow our cashflow, we acquire Bitcoin. We’re able to grow that in a hypothetical sense to 0.6 BTC per share, 0.7 BTC per share. And what we want our shareholders to experience is accretive exposure to Bitcoin. What SoftBank realized and why they were our first outside investors, Masa said, “This is a vehicle that takes my dollar the furthest when it goes to Bitcoin exposure”. If you have 0.05 BTC in IBIT, you end with 0.05 BTC in IBIT, it is a static vehicle. In a business like Twenty One, you’re investing in an operating company to grow that, and that’s the KPI we want to be judged on. I do not want the world to judge me on a manipulated fiat metric. It’s not hard to outperform the dollar. This microphone has gone up in dollar terms. Preston. This water bottle has gone up in dollar terms. My mouse has gone up in dollar terms. So of course Google’s earnings per share is going to consistently go up. It’s a highly manipulated metric. We challenge the capital markets to measure in Bitcoin. And if every business was measured in something that had a hurdle rate of 50% compound annual growth rate, uh, that would be a much better world. And so that is the story. And I think a lot of the ethos of who we are is we’re bitcoiners. This is a business, you know, built by bitcoiners for bitcoiners. And so the burr, the BRR, the Bitcoin return rate metric, um, that’s a play on money printer ‘go brr’. Uh, so at Twenty One, you know, we make sats ‘go brr’. And, uh, we don’t want to be judged in fiat, we want the market and the world to judge us in Bitcoin.

Preston Pysh: One of the things that I think, uh, is lost on Wall Street right now is they might be looking at this and they’re saying, oh, okay, great, you’re going to go out, you’re going to acquire 42,000 Bitcoin or you’ve already acquired the 42,000 Bitcoin. It’s on your balance sheet. But what I think is lost is the replacement cost. If you wanted to go into the market and let’s say you wanted to go toe-to-toe with Michael Saylor today with his 500,000 plus Bitcoin. It’s not 58 billion or whatever the number happens to be today. I think the number is astronomically higher than that if you wanted to take on a similar strategy and become a Bitcoin Bank of the future or whatever, they turn that into, um, the price tag isn’t the market at spot. The price is something way higher than that, because Bitcoin is the only thing that literally is completely inelastic when it comes to the price. So is the real value of that 500 billion? Is the real value of that, I don’t. And here’s the other thing, the higher the Bitcoin price goes, let’s say we go to $200 or $300,000 Bitcoin. The acquisition cost to come up with that much Bitcoin on your balance sheet isn’t six times, or in that case two or three times. It’s probably 30 or 50 times or some crazy number. And nobody I don’t hear anybody talking about that cost of acquiring that much and what that means moving forward. And the number just continues to blow out the higher the price goes.

Jack Mallers: Yeah, I mean we so we view having a large percentage share of a fixed supply network as a unique asset on our balance sheet. It is, to your point, very different than someone owning $50 billion of US treasuries on their balance sheet. Saylor’s $50 billion of Bitcoin is a different class of asset because it’s exponentially harder to go out and replicate that. To your point, it’s increasingly expensive. So I think that that also goes, you know, really back to the founding story. I’ve known the Tether guys for a really long time. I don’t know how many of the newer bitcoiners know this. I’ve been in Bitcoin for almost 13 years. Um, I know the Tether folks and the founders just because there weren’t that many bitcoiners around back then. Like, I mean, my stepmom actually started the first Bitcoin meetup in Chicago, ever, and I’ll never forget him because we would buy pizza and she would get a keg of beer just to see if anyone in like a 20 mile radius also knew how to spell Bitcoin. And there are nine people at the meetup, right? And so I’ve known them for a really long time. I think our most famed overlap is probably El Salvador. Um, and I love that story, and that I was a material part of El Salvador’s legal tender journey. And then, um, Tether’s now headquartered. They’re domiciled there. Um, they have a strong relationship with the country, big believers in what they’re doing. And I like that story because that shows our philosophical alignment. But long story short, we had been cheering Saylor on, and as just as bitcoiners because, you know, we’re all on the same team. Everything’s good for Bitcoin. We’re like, man, how clever is this guy? Bitcoin inspires the most creative thinking, ever. And then I would say, you know, a few years ago we saw the institutional appetite. Oh look at that. That’s me and you.

Preston Pysh: This was right before you went on stage with the El Salvador announcement. We were.

Jack Mallers: 100%.

Preston Pysh: I had to pull it up. I’m sorry. Keep going

Jack Mallers: No, I love it.

Preston Pysh: I’m sorry to interrupt you, but it was just like, I remember this like it was yesterday.

Jack Mallers: So we. Yeah, we, uh, I think, uh, Tether and I, you know, Paolo, myself, the whole Tether team, I would say are philosophical alignment for what Bitcoin means to us and to the world is very strong. And, like, we both uniquely, as you know, my other business Strike, and Tether, we serve products in Latin America and Africa, we have a strong philosophical alignment for El Salvador and these emerging markets in these countries adopting Bitcoin. And so friends for a long time, and so over, like, the proverbial campfire, right? My analogy. We’re like, wow, this Saylor guy, so creative, so clever, Bitcoin always inspires the coolest ideas, but then I would say maybe a year or two ago, when we saw all the institutional demand through the ETFs and through, you know, real rates becoming negative, uh, the bond market becoming so fragile this post Covid world, we’ve been living in Preston and the capital markets and the appetite that they seem to have for Bitcoin, we were, we thought that something with strong blue chip credibility with startup upside, something that we felt was big enough to win, small enough to grow, and had the technology founding that both, you know, Paolo, Tether and myself could bring, we thought that it was a unique vehicle that adds to Bitcoin story within the capital markets, and that was a lot of our story, is that we wanted to take access to this unique asset on our balance sheet, which is already over 42,000 Bitcoin, and access to the capital markets, which is a unique asset within itself, and actually build products and build tools and be able to monetize that and tap into the network that is Tether, tap into the experience that I’ve had at Strike and carry this Bitcoin treasury story, what we believe is further and in the right direction and able to monetize with cash flow. And so that was a lot of the founding, to be quite honest, is it was campfire cheering on Saylor, which I you know, Michael’s a friend to this day. Um, he deserves all the success and the credit and the money that he’s made and the Bitcoin he’s acquired. Um, but that that was the founding is 100% right. We think that there’s a really unique opportunity to add to the capital markets story, um, and help a lot of people. Help those that want to own public equities, help those that are in the fixed income market and help large institutions. I mean, if we are one of the largest owners of a fixed supply network, who else are you going to call if you need Bitcoin, settlement, financial service, credit lending? Um, we’re very confident, between our past experiences and our technological expertise, that we’re going to be able to, uh, be a service provider in this story.

Preston Pysh: Um, so for the chat that I saw online after the announcement, there was a lot of confusion over this point of like, well, what are their operations? Are they just literally tapping public markets and stacking Bitcoin? And I think initially it is kind of this, um, and I think because of the setup that we described at the start of the show, it is completely possible, and I think Michael’s a perfect example of why it’s possible when you just look at how much Bitcoin he’s accumulated, uh, relative to his the operational profits. But I’ve also read that Twenty One’s operational plan is like a three phase plan. Step one is accumulation. Step two is education and branding. And then three is this BTC focused finance. That’s the one that, uh, it seemed like you had mentioned, uh, right before I started talking a lot of what it is you guys have in mind for that. But can you get into a little bit more details of that?

Jack Mallers: Um, as much as I’m allowed to. So, uh, for the audience, um, what was announced was a filing in an attempt to go public through a SPAC deal, uh, with Cantor Equity Partners. So you’ve probably heard Cantor Equity Partners and Cantor and the CEP.

Preston Pysh: Jack, Explain. Uh, SPAC. It’s real simple for people that don’t know the terminology. Just explain what a SPAC is.

Jack Mallers: It’s a, I mean, it’s a reverse merger into the public markets for, you know, very, very high level. Um, Cantor has a SPAC business. They have an entity that is on the Nasdaq now, Cantor Equity Partners, trading under CEP. And we’ve entered a proposed deal where we merge with that business, um, takeover and list our shares under the ticker XXI. For the, you know, the audience, that’s all you really need to know. But the important part in what guides some of my conversation with Preston today, and I’d love to come back on in some months, is that we are in what’s known as the approval process. So we filed, but that transaction has not been approved just yet. And so I want to be a little careful. You know, I don’t want to guide investors to make an investment based on some hypothetical future that I cannot guarantee. So some of the way I talk about our products and our future is always guided under hypotheticals. And I want to be a little protective because, well, first of all, it’s ethical and it’s a principled approach. Um, that’s just being a good person. But then also there are rules and I want to get the transaction approved. Shout out my lawyer, shout out the SEC. So, um, that is, what is, uh, going to hamstring my answer that I’ll give today, Preston, is that in our business filing, which is all public and I encourage everyone to go check it out. That’s true. We first want to highlight to the world that we consider our first product is the equity itself, meaning our ability to enter the capital markets and acquire accretively in this Bitcoin per share sense. We had a lot of success raising capital, raising, um, this convertible bond instrument, a lot of interest from massive, massive pools of capital that recognize the Tether, the SoftBank, myself, this blue chip credibility that gives them the upside of what they consider a startup. Someone that’s just getting going and that’s entering with 42,000 but believes they could, you know, have the largest Bitcoin position in the world. And so that’s our first product is getting the equity stood up getting the transaction hopefully approved and being able to grow Bitcoin per share. We think we can do that, you know, some of the best in the world, Preston. If you’re measuring the Bitcoin growth in Bitcoin terms, Bitcoin denomination under this BRR, you know shortly after that we plan on launching Bitcoin financial services. In our business filing we specifically reference lending, the credit markets. Um, those are two that we specifically referenced. But um, outside of that, um, we’ll leave it there for now. But you know, listen, what I’ll tell listeners is, um, you know, uh, use your imagination, right? I like the business is founded by myself and Tether, um, uh, and, you know, if we have one, two, three, four, five percent of the Bitcoin network, uh, and, you know, the Tether network and a lot of experience and lessons at Strike and my life lived there. Um, we think the combination of all, it’s going to be really interesting. Um, and there’s a lot of good we can do for the world. So.

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEP as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of Pubco convertible notes (the “Convertible Notes”) and CEP Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, CEP SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the CEP Class A ordinary shares to be issued in the PIPE Investments have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, the Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of CEP, the Company and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving CEP, Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding CEP, Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CEP’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CEP or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEP, Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that CEP, Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the CEP’s final prospectus dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP, the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP, the Company nor Pubco presently know or that CEP, the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP, the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP, the Company nor Pubco gives any assurance that either CEP, the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEP, the Company or Pubco or any other person that the events or circumstances described in such statement are material.

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